Confidential Draft Submission No. 3 submitted to the Securities and Exchange Commission on January 28, 2014.

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

under

the Securities Act of 1933

Five9, Inc.

(Exact name of registrant as specified in its charter)

Delaware	7372	94- 3394123
(State or other jurisdiction of incorporation or organization)	(Primary Standard industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Bishop Ranch 8

4000 Executive Parkway, Suite 400

San Ramon, CA 94583

(925) 201-2000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Michael Burkland

Chief Executive Officer

Five9, Inc.

Bishop Ranch 8

4000 Executive Parkway, Suite 400

San Ramon, CA 94583

(925) 201-2000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Timothy R. Curry Ruben A. Garcia Jones Day 1755 Embarcadero Road Palo Alto, CA 94303 (650) 739-3939	Anthony J. McCusker Richard A. Kline Goodwin Procter LLP 135 Commonwealth Drive Menlo Park, California 94025 (650) 752-3100

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☑ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, $0.001 par value per share	$	$

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(2)	Includes the aggregate offering price of additional shares that the underwriters have the option to purchase.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Explanatory Note

Five9, Inc. is submitting this Confidential Draft Submission No. 3 to its Registration Statement on Form S-1 (the “Registration Statement”) as an exhibit-only submission to file Exhibits 10.15 through 10.22 and to amend and restate the list of exhibits set forth in Item 16 of Part II of the Registration Statement. Accordingly, this Amendment consists only of the facing page, this explanatory note, Part II of the Registration Statement, the signature pages to the Registration Statement and the filed exhibits. The prospectus is unchanged and has been omitted.

Part II: Information Not Required in Prospectus

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth all costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the issuance and distribution of the shares of common stock being registered. All amounts shown are estimates except for the SEC registration fee, FINRA filing fee and the exchange listing fee.

Amount to be paid
SEC registration fee	$	*
FINRA filing fee	$	*
Printing and engraving expense	$	*
Legal fees and expenses	$	*
Accounting fees and expenses	$	*
Blue sky fees and expenses	$	*
listing fees	$	*
Transfer agent fees and expenses	$	*
Miscellaneous expenses	$	*

Total	$	*

*	To be provided by amendment.

Item 14. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement in connection with specified actions, suits and proceedings, other than a derivative action by or in the right of the corporation, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification extends only to expenses, including attorneys’ fees, incurred in connection with the defense or settlement of such action and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s certificate of incorporation, bylaws, disinterested director vote, stockholder vote, agreement or otherwise.

Our current amended and restated certificate of incorporation limits the liability of our directors for monetary damages for a breach of fiduciary duty as a director to the fullest extent permitted by the Delaware General Corporation Law. Consequently, our directors are not personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for (i) any breach of their duty of loyalty to our company or our stockholders; (ii) any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law; (iii) unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or (iv) any transaction from which they derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law. We expect to adopt a new amended and restated certificate of incorporation, which will become effective immediately prior to the completion of this offering, and which will contain similar provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law.

Our current amended and restated bylaws provide that we (i) will indemnify any person who was or is a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our directors or officers or, while a director or officer, is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise and (ii) must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by us. We expect to adopt new amended and restated bylaws, which will become effective immediately prior to the completion of this offering, which will contain similar provisions that limit the liability of our directors and officers.

We have entered into indemnification agreements with our directors, executive officers and certain other officers pursuant to which they are provided indemnification rights that are broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements generally require us, among other things, to indemnify our directors, executive officers and certain other officers against liabilities that may arise by reason of their status or service. These indemnification agreements also require us to advance all expenses incurred by the directors, executive officers and certain other officers in investigating or defending any such action, suit or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and officers. Prior to the completion of this offering, we expect to enter into new indemnification agreements with each of our directors, executive officers and certain other officers which will contain similar provisions.

The limitation of liability and indemnification provisions that are expected to be included in our new amended and restated certificate of incorporation, amended and restated bylaws and the indemnification agreements that we enter into with our directors, executive officers and certain other officers may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees or other agents or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made for breach of fiduciary duty or other wrongful acts as a director or executive officer and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law. Prior to the completion of this offering, we will enter into additional insurance arrangements to provide coverage to our directors and executive officers against loss arising from claims relating to public securities matters.

The underwriting agreement to be filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of us and our officers and directors for certain liabilities arising under the Securities Act and otherwise.

Item 15. Recent Sales of Unregistered Securities.

Except as set forth below, in the three years preceding the filing of this registration statement, we have not issued any securities that were not registered under the Securities Act.

Preferred Stock Issuances

On January 12, 2011, the Registrant sold 18,565,794 shares of its series B-2 preferred stock to twelve accredited investors at a purchase price per share of $0.4309 for aggregate gross proceeds of approximately $8.0 million.

On April 4, 2012, the Registrant sold 12,903,226 shares of its series C-2 preferred stock to twelve accredited investors at a purchase price per share of $0.9300 for aggregate gross proceeds of approximately $12.0 million.

On April 26, 2013, the Registrant sold 15,269,294 shares of its series D-2 preferred Stock to thirteen accredited investors at a purchase price per share of $1.4408 for aggregate gross proceeds of approximately $22.0 million

On October 18, 2013, the Registrant issued a warrant to purchase 52,054 shares of series D-2 preferred stock to an accredited investor in connection with amending its credit agreement.

Stock Plan-Related Issuances

From January 1, 2011 through December 31, 2013, the Registrant granted to its directors, employees, consultants and other service providers options to purchase an aggregate of 24,648,745 shares of common stock under the Registrant’s 2004 Plan at exercise prices ranging from $0.13 to $2.53 per share, for an aggregate exercise price of approximately $25.8 million.

From January 1, 2011 through December 31, 2013, the Registrant issued and sold to its directors, employees, consultants and other service providers an aggregate of 7,169,286 shares of common stock upon the exercise of options under the 2004 Plan at exercise prices ranging from $0.03 to $1.67 per share, for an aggregate purchase price of approximately $0.9 million.

On October 18, 2013, the Registrant issued options to purchase an aggregate of 87,402 shares of its common stock to three individuals in connection with its acquisition of all the outstanding shares of SoCoCare.

Stock Issued in Connection with Acquisition

On October 18, 2013, the Registrant issued 4,478,013 shares of its common stock to fifteen individuals and entities that were accredited investors in connection with its acquisition of all the outstanding shares of SoCoCare. The securities issued in connection with the SoCoCare acquisition were offered and sold in reliance upon an exemption from registration pursuant to Section 4(2) of the Securities Act in a transaction not involving a public offering. The Company made the determination that the exemption from registration provided by Section 4(2) of the Securities Act was available based on the representations of the investors which included, that each such investor was an “accredited investor” within the meaning of Rule 501 of Regulation D and that (i) such investor was acquiring the securities for its own account for investment and not with a view to, or for resale in connection with, any distribution within the meaning of the Securities Act, (ii) such investor agreed not to sell or otherwise transfer the securities unless they are registered under the Securities Act or an exemption or exemptions from such registration are available, (iii) such investor had the capacity to protect his or her own interests in connection with the purchase of the securities by virtue of his or her business or financial expertise or that of his or her professional advisors, and (iv) such investor was aware of the Company’s business affairs and financial condition and acquired sufficient information about the Company to reach an informed and knowledgeable decision to acquire the securities.

The issuances of options, shares upon the exercise of options, preferred stock and common stock described above were deemed exempt from registration under Section 4(2) of the Securities Act, and in certain circumstances, in reliance on Rule 701 promulgated thereunder as transactions by an issuer not involving a public offering or as transactions pursuant to compensatory benefit plans and contracts relating to compensation. All of the foregoing securities are deemed restricted securities for purposes of the Securities Act. The recipients of securities in the transactions exempt under Section 4(2) of the Securities Act represented that they were accredited investors and that they were acquiring the securities for investment purposes only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the stock certificates and instruments issued in such transactions.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits

Exhibit number	Description

1.1*	Form of Underwriting Agreement.

2.1§#¯	Agreement and Plan of Merger, dated as of October 18, 2013, by and among the Registrant, Five9 Nevada Inc., Five9 Acquisition LLC, Face It, Corp. and the representative listed therein.

3.1¯	Amended and Restated Certificate of Incorporation, as currently in effect.

3.2*	Form of Amended and Restated Certificate of Incorporation, to be in effect upon the completion of this offering.

3.3¯	Amended and Restated Bylaws, as currently in effect.

3.4*	Form of Amended and Restated Bylaws, to be in effect upon the completion of this offering.

4.1*	Form of Common Stock Certificate.

4.2¯	Eighth Amended and Restated Stockholders’ Agreement, dated October 18, 2013, among the Registrant and certain holders of its capital stock.

4.3¯	Form of Warrant to purchase shares of series A-2 preferred stock.

4.4¯	Warrant to purchase shares of series D-2 preferred stock issued to City National Bank.

4.5¯	Form of Warrant to purchase shares of common stock.

5.1*	Opinion of Jones Day.

10.1*+	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers.

10.2+¯	Employment Agreement between the Registrant and Michael Burkland.

10.3*+	Offer Letter between the Registrant and Barry Zwarenstein and amendment.

10.4+¯	Offer Letter between the Registrant and Dan Burkland and amendment.

10.5+¯	Offer Letter between the Registrant and Tom Schollmeyer and amendment.

10.6+¯	Offer Letter between the Registrant and David Milam and amendment.

10.7+¯	Offer Letter between the Registrant and Moni Manor.

10.8+¯	Five9, Inc. 2004 Equity Incentive Plan and related form agreements.

10.9*+	Five9, Inc. 2014 Equity Incentive Plan and related form agreements.

10.10*+	Five9, Inc. 2014 Employee Stock Purchase Plan.

10.11*+	2013 Bonus Plan.

10.12¯	Office Lease for Bishop Ranch Building, dated December 16, 2011, between the Registrant and Alexander Properties Company.

10.13¯	Loan and Security Agreement, dated March 8, 2013, by and between the Registrant and City National Bank.

10.14¯	First Amendment to Loan and Security Agreement, dated as of October 18, 2013, by and between the Registrant and City National Bank.

10.15	Equipment Loan Agreement, dated February 23, 2010, between the Registrant and Atel Capital Group.

Exhibit number	Description

10.16	Equipment Lease Agreement, dated October 27, 2011, between the Registrant and Cisco Systems Capital Corporation.

10.17	Equipment Lease Agreement, dated November 8, 2012, between the Registrant and Winmark Capital Corporation.

10.18	Equipment Lease Agreement, dated December 16, 2010, between the Registrant and Fountain Partners.

10.19	Equipment Lease Agreement, dated November 1, 2010, between the Registrant and Hewlett-Packard Financial Services.

10.20§	Master Space Agreement, dated November 1, 2012, between the Registrant and Quality Investment Properties Metro, LLC.

10.21§	Addendum to Master Space Agreement, dated January 2, 2013, between the Registrant and Quality Investment Properties Metro, LLC.

10.22§	Master License and Service Agreement, dated November 1, 2011, between the Registrant and Coresite Coronado Stender, L.L.C. and Coresite Services, Inc.

10.23¯	Promissory Note, dated July 16, 2013, between the Registrant and Universal Service Administrative Company.

21.1*	Subsidiaries of the Company.

23.1*	Consent of KPMG LLP, independent registered public accounting firm.

23.2*	Consent of Moss Adams LLP, independent auditors.

23.3*	Consent of Jones Day (included in Exhibit 5.1).

24.1*	Power of Attorney (see the signature page to this Registration Statement on Form S-1).

¯	Previously filed.

*	To be filed by amendment.

§	Portions of this exhibit will be omitted pending a determination by the Securities and Exchange Commission as to whether these portions should be granted confidential treatment.

#	Pursuant to Item 601(b)(2) of Regulation S-K, the Registrant agrees to furnish supplementally a copy of any omitted exhibit or schedule to the Securities and Exchange Commission upon request.

+	Indicates management contract or compensatory plan.

(b) Financial Statement Schedules

All financial statement schedules are omitted because the information called for is not required or is shown either in the consolidated financial statements or in the notes thereto. See the Index to Financial Statements included on page F-1 for a list of the financial statements and schedules included in this registration statement.

Item 17. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Ramon, State of California, on the          day of             , 2014.

FIVE9, INC.

By:
Michael Burkland Chief Executive Officer and President

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints Michael Burkland and Barry Zwarenstein, and each of them, severally, his or her true and lawful attorneys-in-fact and agents with the power to act, with or without the other, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in his or her capacity as a director or officer or both, as the case may be, of the Company, to sign (i) any and all amendments (including post-effective amendments) to this Registration Statement, (ii) any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and (iii) all documents or instruments necessary, appropriate or desirable to enable the Company to comply with the Securities Act, other federal and state securities laws and other applicable United States and other laws in connection with this offering, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing whatsoever necessary, appropriate or desirable to be done in and about the premises, as fully to all intents and purposes as he or she might or could do or cause to be done in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his, her or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date

Michael Burkland	Director, Chief Executive Officer and President (Principal Executive Officer)

Barry Zwarenstein	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

Jack Acosta	Director

Kimberly Alexy	Director

Jayendra Das	Director

David DeWalt	Director

Signatures	Title	Date

Mitchell Kertzman	Director

David Welsh	Director

Tim Wilson	Director

Robert Zollars	Director

EXHIBIT INDEX

Exhibit number	Description

1.1*	Form of Underwriting Agreement.

2.1§#¯	Agreement and Plan of Merger, dated as of October 18, 2013, by and among the Registrant, Five9 Nevada Inc., Five9 Acquisition LLC, Face It, Corp. and the representative listed therein.

3.1¯	Amended and Restated Certificate of Incorporation, as currently in effect.

3.2*	Form of Amended and Restated Certificate of Incorporation, to be in effect upon the completion of this offering.

3.3¯	Amended and Restated Bylaws, as currently in effect.

3.4*	Form of Amended and Restated Bylaws, to be in effect upon the completion of this offering.

4.1*	Form of Common Stock Certificate.

4.2¯	Eighth Amended and Restated Stockholders’ Agreement, dated October 18, 2013, among the Registrant and certain holders of its capital stock.

4.3¯	Form of Warrant to purchase shares of series A-2 preferred stock.

4.4¯	Warrant to purchase shares of series D-2 preferred stock issued to City National Bank.

4.5¯	Form of Warrant to purchase shares of common stock.

5.1*	Opinion of Jones Day.

10.1*+	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers.

10.2+¯	Employment Agreement between the Registrant and Michael Burkland.

10.3*+	Offer Letter between the Registrant and Barry Zwarenstein and amendment.

10.4+¯	Offer Letter between the Registrant and Dan Burkland and amendment.

10.5+¯	Offer Letter between the Registrant and Tom Schollmeyer and amendment.

10.6+¯	Offer Letter between the Registrant and David Milam and amendment.

10.7+¯	Offer Letter between the Registrant and Moni Manor.

10.8+¯	Five9, Inc. 2004 Equity Incentive Plan and related form agreements.

10.9*+	Five9, Inc. 2014 Equity Incentive Plan and related form agreements.

10.10*+	Five9, Inc. 2014 Employee Stock Purchase Plan.

10.11*+	2013 Bonus Plan.

10.12¯	Office Lease for Bishop Ranch Building, dated December 16, 2011, between the Registrant and Alexander Properties Company.

10.13¯	Loan and Security Agreement, dated March 8, 2013, by and between the Registrant and City National Bank.

10.14¯	First Amendment to Loan and Security Agreement, dated as of October 18, 2013, by and between the Registrant and City National Bank.

10.15	Equipment Loan Agreement, dated February 23, 2010, between the Registrant and Atel Capital Group.

10.16	Equipment Lease Agreement, dated October 27, 2011, between the Registrant and Cisco Systems Capital Corporation.

Exhibit number	Description

10.17	Equipment Lease Agreement, dated November 8, 2012, between the Registrant and Winmark Capital Corporation.

10.18	Equipment Lease Agreement, dated December 16, 2010, between the Registrant and Fountain Partners.

10.19	Equipment Lease Agreement, dated November 1, 2010, between the Registrant and Hewlett-Packard Financial Services.

10.20§	Master Space Agreement, dated November 1, 2012, between the Registrant and Quality Investment Properties Metro, LLC.

10.21§	Addendum to Master Space Agreement, dated January 2, 2013, between the Registrant and Quality Investment Properties Metro, LLC.

10.22§	Master License and Service Agreement, dated November 1, 2011, between the Registrant and Coresite Coronado Stender, L.L.C. and Coresite Services, Inc.

10.23¯	Promissory Note, dated July 16, 2013, between the Registrant and Universal Service Administrative Company.

21.1*	Subsidiaries of the Company.

23.1*	Consent of KPMG LLP, independent registered public accounting firm.

23.2*	Consent of Moss Adams LLP, independent auditors.

23.3*	Consent of Jones Day (included in Exhibit 5.1).

24.1*	Power of Attorney (see the signature page to this Registration Statement on Form S-1).

¯	Previously filed.

*	To be filed by amendment.

§	Portions of this exhibit will be omitted pending a determination by the Securities and Exchange Commission as to whether these portions should be granted confidential treatment.

#	Pursuant to Item 601(b)(2) of Regulation S-K, the Registrant agrees to furnish supplementally a copy of any omitted exhibit or schedule to the Securities and Exchange Commission upon request.

+	Indicates management contract or compensatory plan.